UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

TechCare Corp.
(Full Name of Registrant)

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-168527

(Check One): [X]Form 10-K [  ] Form 20-F [  ]Form 11-K [  ] Form 10Q [  ] Form N-SAR [ ]

For Period Ended:
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

TechCare Corp.
23 Hamelacha Street, Park Afek, Rosh Ha'ain, 4809173 Israel
Address of Principal Executive Office (Street and Number)

PART II - RULE 12b-25(b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

The Registrant's annual report on Form 10-K could not be filed within the prescribed time-period because the Registrant encountered delays in its preparation of its financial statements. As noted in Part IV below, the Registrant anticipates that there will be significant changes in results of operations from the corresponding period in the last fiscal year and will be reflected by the earnings statements to be included in the annual report on Form 10-K. The Registrant anticipates having larger losses in 2016 when compared to 2015. The Registrant has suffered recurring losses from operations and cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Further, the Registrant is in the process of evaluating whether there were any potential error(s) affecting prior periods and whether any such error(s) were material before concluding that a restatement of prior periods may be necessary. The Registrant continues to evaluate the impact of these matters on its assessment of internal control over financial reporting and disclosure controls and procedures. As of December 31, 2016, the Registrant will have a material weakness on its internal control over financial reporting related to its financial statement close process.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Zvi Yemini, CEO
(Name)
+(972) 73 255-4004
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

The Registrant anticipates that it will have larger losses compared to the prior year as a result of increased costs associated with completing development of its product. The Registrant cannot give a reasonable estimate at this time of the change from the prior year as it is still in the preparation phase of its financial statements due to the fact that the Registrant has a relatively small finance team. Further, the Registrant is evaluating whether there were any potential error(s) affecting prior periods and whether any such error(s) were material before concluding that a restatement of prior periods may be necessary.

____________________________________________________

TechCare CCorp.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Zvi Yemini, CEO
Date: March 28, 2017
By /s/ Zvi Yemini